SingTel

07023919

7 May 2007

SEC MAIL RECEIVED PROCESSING
MAY 25 2007
WASH., D.C. 200
SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 30 April 2007 to 4 May 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2007 12:57:42
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunicatlons Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-300407-sgx.pdf Total size = **300K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 March 2007 431,239,947 Net transfers* 22,488,730 At 30 April 2007 453,728,677 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	453,728,677 (as at 30 April 2007)	CDIs issued over ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,452,806,355 (as at 30 April 2007)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		39,696,815 (as at 30 April 2007)	Singapore Telecom Share Option Scheme 1999 Options/Cable & Wireless Optus Executive Option Plan Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 May 2007

Print name: Chan Su Shan
Company Secretary

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN096701567

Top 20 holders of ORD & DEF GROUPED as at 30 April 2007

Rank	Name	Units	% of Issued CDI's
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	94,831,736	20.90
2	NATIONAL NOMINEES LIMITED	72,190,062	15.91
3	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	46,227,967	10.19
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	26,952,256	5.94
5	JP MORGAN NOMINEES AUSTRALIA LIMITED	23,237,934	5.12
6	CITICORP NOMINEES PTY LIMITED	14,948,767	3.29
7	COGENT NOMINEES PTY LIMITED	11,488,564	2.53
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,618,511	2.12
9	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	9,170,000	2.02
10	UBS NOMINEES PTY LTD	7,070,232	1.56
11	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	6,857,075	1.51
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,247,426	1.38
13	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 4 A/C>	5,735,736	1.26
14	QUEENSLAND INVESTMENT CORPORATION	5,547,562	1.22
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	5,441,211	1.20
16	ANZ NOMINEES LIMITED <CASH INCOME A/C>	5,112,809	1.13
17	M F CUSTODIANS LTD	4,784,253	1.05
18	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,319,157	0.95
19	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.80
20	AUSTRALIAN REWARD INVESTMENT ALLIANCE	3,578,486	0.79
	Top 20 holders of ORD & DEF GROUPED as at 30 Apr 2007	**367,009,744**	**80.87**

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

5/3/07 **Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 03/05/2007

TIME: 15:03:03

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Thursday, May 03, 2007 1:03 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 452335.pdf

452335.pdf (77 KB)

ASX confirms the release to the market of Doc ID: 452335 as follows:
Release Time: 03-May-2007 15:02:59
ASX Code: SGT
File Name: 452335.pdf
Your Announcement Title: Top 20 Holders

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2007

TIME: 15:02:21

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Thursday, May 03, 2007 1:03 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 452334.pdf

452334.pdf (339 KB)

ASX confirms the release to the market of Doc ID: 452334 as follows:
Release Time: 03-May-2007 15:02:18
ASX Code: SGT
File Name: 452334.pdf
Your Announcement Title: Appendix 3B

From: Lim Li Ching
Sent: Thursday, May 03, 2007 12:58 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, May 03, 2007 12:57:42 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00025
Submission Date & Time :: 03-May-2007 12:57:00
Broadcast Date & Time :: 03-May-2007 12:57:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Apr-2007 17:06:53
Announcement No.	00064

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Date of Announcement of SingTel Group's Results for the Fourth Quarter and the Financial Year Ended 31 March 2007
Description	
Attachments:	359-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the fourth quarter and the financial year ended 31 March 2007

Singapore Telecommunications Limited will be announcing its results for the fourth quarter and the financial year ended 31 March 2007 on 9 May 2007, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 30 April 2007

E:ANN/2007/ANN-359/LLC/LA/ll

Lorinda Leung

From: Lim Li Ching
Sent: Monday, April 30, 2007 5:07 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, April 30, 2007 5:06:53 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00064
Submission Date & Time :: 30-Apr-2007 17:06:07
Broadcast Date & Time :: 30-Apr-2007 17:06:53
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/04/2007

TIME: 19:17:31

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of Announcement of SingTel Group Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, April 30, 2007 5:18 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 451060.pdf

451060.pdf (14 KB)

ASX confirms the release to the market of Doc ID: 451060 as follows:
Release Time: 30-Apr-2007 19:17:23
ASX Code: SGT
File Name: 451060.pdf
ur Announcement Title: Date of Announcement of SingTel Group Results

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	24-Apr-2007 13:30:59
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation - Meeting The Media by Ms Chua Sock Koong, Group CEO, SingTel
Description	This announcement supercedes the announcement (No. 00037) filed on 23 April 2007.
Attachments:	GCEOmeetingthemedia.pdf Total size = **91K** (2048K size limit recommended)

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Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	23-Apr-2007 13:30:59
Announcement No.	00037

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation - Meeting The Media by Ms Chua Sock Koong, Group CEO, SingTel
Description	
Attachments:	MeetingtheMedia.pdf Total size = **90K** (2048K size limit recommended)

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Meeting The Media

23 Apr 2007

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel Group Vision & Strategy

Vision

To be Asia Pacific's Best Communications Group:

- Delivering sustainable shareholder value
- Maximising customer satisfaction
- Being an employer of choice
- Being a responsible corporate citizen

SingTel Group Vision & Strategy



Target to deliver double digit growth in the medium term by:

- Maximising value in our existing businesses in Singapore, Australia and the region
- Growing our regional associates and continuing our successful geographic expansion
- Growing new sources of revenue by moving up the value chain

SingTel

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/04/2007

TIME: 15:40:24

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation - Meeting The Media by Ms Chua Sock Koong GCEO

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Tuesday, April 24, 2007 1:41 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 448231.pdf

448231.pdf (124 KB)

ASX confirms the release to the market of Doc ID: 448231 as follows:
Release Time: 24-Apr-2007 15:40:21
ASX Code: SGT
File Name: 448231.pdf
Your Announcement Title: Presentation - Meeting The Media by Ms Chua Sock Koong GCEO

From: Lim Li Ching
Sent: Tuesday, April 24, 2007 1:31 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, April 24, 2007 1:30:59 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00033
Submission Date & Time :: 24-Apr-2007 13:30:09
Broadcast Date & Time :: 24-Apr-2007 13:30:59
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Meeting The Media

23 Apr 2006

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel Group Vision & Strategy

Vision

To be Asia Pacific's Best Communications Group:

- Delivering sustainable shareholder value
- Maximising customer satisfaction
- Being an employer of choice
- Being a responsible corporate citizen

SingTel Group Vision & Strategy



Target to deliver double digit growth in the medium term by:

- Maximising value in our existing businesses in Singapore, Australia and the region
- Growing our regional associates and continuing our successful geographic expansion
- Growing new sources of revenue by moving up the value chain

SingTel

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Apr-2007 18:14:50
Announcement No.	00156

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-04-2007
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	12-04-2007
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	16,257,010
As a percentage of issued share capital	0.1022 %
No. of Shares which are subject of this notice	2,086,000

As a percentage of issued share capital	0.0131 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.4401
No. of Shares held after the change	18,343,010
As a percentage of issued share capital	0.1153 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,439,420	18,744,985
As a percentage of issued share capital	0.0090 %	0.1179 %
No. of shares held after the change	1,439,420	20,830,985
As a percentage of issued share capital	0.0090 %	0.1310 %

Footnotes

Note: The deemed interest of 20,830,985 ordinary shares includes:
(i) 18,343,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

Total size = **0** (2048K size limit recommended)

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DECLARATION FORM

Attention: The Company Secretary
*Singapore Telecommunications Limited/
[name of subsidiary(ies) of Singapore Telecommunications Limited]
*[*delete/complete accordingly]*

Name of Director : Chua Sock Koong

Address : 15A Oei Tiong Ham Park
S 268302

Date : 12 April 2007

NOTICE OF A DIRECTOR'S INTERESTS IN SINGAPORE TELECOMMUNICATIONS LIMITED ("SingTel") AND ITS RELATED CORPORATIONS

1. I am a Director of *SingTel/a subsidiary(ies) of SingTel. *[*Delete whichever is inapplicable]*

2. In compliance with Sections 165 and 166 of the Companies Act, Cap. 50, I hereby give notice of the particulars set out in *Part I/Part II/Part III/Part IV attached. *[*Delete whichever is inapplicable]*

Signature of Director : ______________

* Pursuant to the SingTel Corporate Governance Code, top management members who are not directors of a subsidiary of SingTel are also required to make this declaration, which will be reported to President but not the Singapore Exchange Securities Trading Limited.

E:DIR/DISC OF INT IN SHARES/PSOP/DECFORM-ALL(DEXIA SHARES) (20070410-12)/LLC/LA/ll

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 13/04/2007

TIME: 08:28:48

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Friday, April 13, 2007 6:29 AM
To:	Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	444475.pdf

444475.pdf (175 KB)

ASX confirms the release to the market of Doc ID: 444475 as follows:
Release Time: 13-Apr-2007 08:28:46
ASX Code: SGT
File Name: 444475.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	12 January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 18,343,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	a) 10 April 2007 b) 11 April 2007 c) 12 April 2007

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20070410-12)

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,459,838 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/04/2007

TIME: 08:28:48

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Friday, April 13, 2007 6:29 AM
To:	Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	444476.pdf

444476.pdf (49 KB)

ASX confirms the release to the market of Doc ID: 444476 as follows:
Release Time: 13-Apr-2007 08:28:47
ASX Code: SGT
File Name: 444476.pdf
Your Announcement Title: App 3Y

7,700,000
American Depositary Shares

Representing 23,100,000 Ordinary Shares

Acorn International, Inc.

This is an initial public offering of American depositary shares, or ADSs, each representing three ordinary shares of Acorn International, Inc. We are offering 6,700,000 ADSs, and the selling shareholders identified in this prospectus are offering 1,000,000 ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders. Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is $15.50 per ADS.

Our application to list our ADSs on the New York Stock Exchange under the symbol "ATV" has been approved.

Investing in our ADSs involves a high degree of risk. See "Risk Factors" beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Us	Proceeds, Before Expenses, to the Selling Shareholders
Per ADS	$ 15.500	$ 1.085	$ 14.415	$ 14.415
Total	$119,350,000	$8,354,500	$96,580,500	$14,415,000

The underwriters have an option to purchase up to 1,155,000 additional ADSs from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments of ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about May 8, 2007.

Merrill Lynch & Co. **Deutsche Bank Securities**

CIBC World Markets

The date of this prospectus is May 2, 2007.


80 distributors covering more than 20,000 retail outlets
New products and services from SME suppliers in China
Nationwide media presence with 44 TV channels
Three call centers & nationwide fulfillment capabilities
操盘手

ACORN END